UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

DEVON ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

25179M103

(CUSIP Number)

Spiros N. Vassilakis

The Mitchell Family Corporation

24 Waterway Avenue, Suite 300

The Woodlands, Texas 77380

(713) 377-5609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 25179M103

(1)	Name of reporting person George P. Mitchell
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,827,417 shares
	(8)	Shared voting power 8,544,957 shares
	(9)	Sole dispositive power 14,827,417 shares
	(10)	Shared dispositive power 8,544,957 shares
(11)	Aggregate amount beneficially owned by each reporting person 23,372,374 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.8%
(14)	Type of reporting person IN

SCHEDULE 13D (Amendment No. 2)

Explanatory Note: This Schedule 13D (Amendment No. 2) (this “Amendment”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Devon Energy Corporation, a Delaware corporation (the “Company”), and is filed by George P. Mitchell. This Amendment No. 2 amends, as set forth below, the Schedule 13D dated January 24, 2002, filed with the Securities and Exchange Commission by Mr. Mitchell and his wife, Cynthia Woods Mitchell (the “Schedule 13D”), as amended by Amendment No. 1, dated March 4, 2010, filed by Mr. Mitchell, individually and as executor of the estate of Mrs. Mitchell, who died on December 27, 2009. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is amended to read in its entirety as follows:

(a) This statement is filed by George P. Mitchell.

(b) Mr. Mitchell’s principal business address is 24 Waterway Avenue, Suite 300, The Woodlands, Texas 77380.

(c) Mr. Mitchell is a private investor.

(d) During the last five years, Mr. Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Mitchell has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mitchell is a citizen of the United States.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended to read in its entirety as follows:

Mr. Mitchell and the four trusts mentioned below may from time to time effect gifts, sales or other transactions in Common Stock based on various considerations, including but not limited to general economic, business and market conditions and estate planning. Except as described in the previous sentence, Mr. Mitchell currently has no plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read in its entirety as follows:

The following table sets forth the number of shares of Common Stock beneficially owned by Mr. Mitchell as of March 7, 2012:

Owner	Shares Beneficially Owned
	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Total	Percentage of Outstanding Shares (3)
George P. Mitchell	14,827,417	(1)	8,544,957	(2)	23,372,374	5.8%

(1)	Such shares are held by three trusts of which Mr. Mitchell is the sole trustee. Mr. Mitchell has sole voting and dispositive power over such shares.
(2)	Such shares, which represent approximately 2.1% of the Company’s outstanding shares of Common Stock, are held by a trust which has three trustees, one of which is Mr. Mitchell. Mr. Mitchell has shared voting and dispositive power over such shares.
(3)	Based on 404.1 million shares of Common Stock outstanding on February 9, 2012, as set forth in the Company’s Form 10-K for the year ended December 31, 2011.

Other than the conveyance on January 24, 2012 of the shares listed above by Mr. Mitchell and by Mrs. Mitchell’s estate to the four trusts referred to above, neither Mr. Mitchell, Mrs. Mitchell’s estate nor any of such trusts has engaged in any transaction in shares of Common Stock within the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2012

/s/ George P. Mitchell
George P. Mitchell